ARMATA PHARMACEUTICALS, INC.

4503 Glencoe Avenue

Marina del Rey, California 90292-3552

April 5, 2023

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Armata Pharmaceuticals, Inc. (the “Company”) Registration Statement on Form S-3 (File No. 333-269726) (the “Registration Statement”)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the Company hereby requests that the U.S. Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on Thursday, April 6, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact our outside counsel, Naveen Pogula of Thompson Hine LLP, at (404) 541-2913 or Benjamin Russell of Thompson Hine LLP, at (404) 407-3609. Please also call either Naveen Pogula or Benjamin Russell as soon as the Company’s Registration Statement on Form S-3 has been declared effective. Thank you for your attention to this matter.

Sincerely,

ARMATA PHARMACEUTICALS, INC.

By:	/s/ Brian Varnum
Name: Brian Varnum
Title: Chief Executive Officer

cc:	Naveen Pogula, Thompson Hine LLP

Benjamin Russell, Thompson Hine LLP

Faith Charles, Thompson Hine LLP